780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 TEL • 414.273.3500 FAX • 414.273.5198 www • GKLAW.COM

November 9, 2015

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Duluth Holdings Inc.
Registration Statement on Form S-1
File No. 333-207300

Ladies and Gentlemen:

On behalf of Duluth Holdings Inc. (the “Company”), we submit this letter to provide information requested by the staff of the Securities and Exchange Commission (the “Staff”) in connection with its review of the Company’s Registration Statement on Form S-1 (Registration No. 333-207300) initially filed with the Commission on October 6, 2015 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on October 13, 2015.

The Staff requested the Company update its Use of Proceeds sections on page 36 of the Registration Statement to provide greater detail of the contingencies and alternatives to the Company’s use of proceeds based upon such contingencies and/or alternatives. The Company provided the Staff with draft language of its Use of Proceeds section to review, which is attached hereto as Exhibit A.

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Should the staff have additional questions regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX,® A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Securities and Exchange Commission

November 9, 2015

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly

Securities and Exchange Commission

November 9, 2015

Exhibit A